Dentonia Resources Ltd

Suite #880 – 609 Granville Street, Vancouver, BC V7Y 1G5
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

JUN 14 2006
190

June 6, 2006

File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

SUPPL

Dear Sirs/Mesdames:

Re: News Release dated June 6, 2006

Enclosed is a copy of our News Release dated June 6, 2006 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

06014390

Adolf A. Petancic
President

PROCESSED
JUN 15 2006
THOMSON
FINANCIAL

Enclosure

Dentonia Resources Ltd.

Suite #880 – 609 Granville Street, Vancouver, BC. V7Y 1G5
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

June 6, 2006

For Immediate Release
TSX Venture: "DTA"

- **NON BROKERED PRIVATE PLACEMENT - INCREASED FROM 2,000,000 TO 2,300,000 UNITS**
- **PROGRESS REPORT – THOMLINSON CREEK MOLYBDENUM PROJECT**

Non Brokered Private Placement

On May 31, 2006 Dentonia announced a proposed non brokered private placement of 2,000,000 units at $0.15 per unit. This private placement has now been increased to 2,300,000 units with the same price and terms for gross proceeds of $345,000.

The units consist of one common share and one warrant attached, exercisable at 0.25 during the 1st year and at $0.35 during the 2nd year.

A 10% finder's fee is payable only on the 2,000,000 units. All terms are subject to the approval of TSX Venture Exchange.

Progress Report – Thomlinson Creek Molybdenum Prospect, near Hazelton, BC

Dentonia is in the process of obtaining a contract for the erection of camp at the Thomlinson Creek property to provide accommodation for trail and drill pad construction, line cutting, soil-silt sampling and drill crews.

Dentonia anticipates, after the foregoing preliminary work, to conduct a drill program, late summer early fall, of approximately 1,500m, at a total estimated cost of $420,000.

The prospect was described by Don MacIntyre, Ph.D., P. Eng., independent consultant and project manager, as follows:

> "The property was originally staked by Granby Mining Corporation in 1970 to cover a prominent GSC airborne magnetic anomaly related to the Babine intrusive body. Ground soil geochemical, induced polarization and magnetic surveys were undertaken by Granby and by Noranda Exploration Company who optioned the property from Granby. Subsequently Noranda in 1980 and 1981 completed 1,024 metres of diamond drilling in ten holes.
>
> Both the hornfels and the intrusive bodies are locally strongly fractured and mineralized – specifically in the form of chalcopyrite, pyrite and pyrrhotite in addition to less common molybdenite and scheelite. Alternation types associated

with the mineralization include: silicification, argillic (clay), chloritic and sericitic. Although there is some mineralization in outcrop, much of the area is covered by transported overburden. One grab sample from a float boulder measuring approximately 1x1.5 metres returned an assay of 0.89% Cu, 0.04% Mo and 60 ppb Au. The mineralization is associated with an exceptionally strong soil geochemical anomaly which extends over a length of 5 kilometres, with values up to 10,200 ppm Cu and 600 ppm Mo. The Noranda drilling unfortunately did not explain the strong soil geochemical results. One hole (TC81-6) located on a relatively weak portion on the western end of the soil geochemical anomaly returned 0.1% Cu and 0.03% Mo across 72 metres. The best mineralization was at the bottom of the hole, where a 6 metres section returned 0.17% Cu and 0.236% Mo (or 0.39% MoS_2)."

Location and Access

The Thomlinson Creek property is located on NTS map 93M/11 of the Hazelton map sheet in West Central British Columbia. The main area of interest is centered at latitude 55°33'N and longitude 127°20'W and is approximately 42 kilometres north-northeast of the town of Hazelton in West Central British Columbia. Trans-provincial highway 16 and the Canadian National Railway are located 40 kilometres to the south. Recent logging roads provide easy access to the property.

Molybdenum Prices

Molybdenum prices appear to have stabilized at approximately US$26 per lb. Referring to the Financial Post "Commodities Cash Prices (06.05.06)"; it quotes Molybdenum Ferr. (kg) at US$60 which convert to approximate US$26 per lb. This is still a spectacular increase in the price of molybdenum from a low of US$2-$3 per lb. in 2002-2003 to a high of US$39 per lb. in 2005 to its current level of US$26 per lb.

Additional Exploration Program

This exploration program is in addition to Dentonia's pro rata contribution to the DO Diamond Project, in progress, additional cost estimated for Dentonia's share at $260,000, and for the summer and fall programs estimated at $580,000 (total $8.7 million) and the Atkinson Gold Prospect, Detour Lake Mine camp, Ontario, estimated at $800,000.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.